SEC File Number:
0-51891
CUSIP Number:
460378 201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I

REGISTRANT INFORMATION

International Stem Cell Corporation

Full Name of Registrant

N/A

Former Name if Applicable

5950 Priestly Drive

Address of Principal Executive Office (Street and Number)

Carlsbad, California 92008

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

International Stem Cell Corporation (the “Company”) has determined it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) within the prescribed time period, as extended by the 45-day extension provided to the Company by the order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (Release No. 34-88465) (the “Order”), without unreasonable effort or expense. The Company expects that the Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date, as extended.

The Form 10-K cannot be filed by the prescribed due date, as extended, because the Registrant is experiencing continuing delays in the compilation of certain financial and other information required to be included in the Form 10-K as a result of the effect on the Registrant’s staff of various measures established to address the coronavirus pandemic.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sophia Garnette	(760) 940-6383
	(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            International Stem Cell Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2020

INTERNATIONAL STEM CELL CORPORATION

By:	/s/ Sophia Garnette
Sophia Garnette Vice President, Legal Affairs and Operations